Filed by Accredo Health, Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: Accredo Health, Incorporated
Commission File No. 000-25769

Date: May 25, 2005

ACCREDO HEALTH, Inc.

CONNECTIONS

EARNINGS RELEASE VIDEO Q3-FY05

Rod Starnes: Hello and thanks for joining us for another edition of Connections, I’m your moderator, Rod Starnes and in this edition we’ll be reviewing the activities and accomplishment of the third quarter of Accredo’s fiscal year with David Stevens, the chief executive officer of Accredo Health, Incorporated. David, thank you once again for being with us.

David Stevens: Hi Rod, and hello to all of our employees and we certainly appreciate you helping us provide this information to keep our employees up to date on what’s going on.

Rod Starnes: Well, let’s go right to the first question. It’s been a good quarter. Give us an overview of the numbers.

David Stevens: We did have a good quarter. In the March quarter of ‘05 our revenues increased 26% from $409 million to $517 million. That 26% increase certainly was much faster than our competitors. I know that a lot of hard work from our employees went into that. In addition to our revenue growth, we also announced our earnings. And our earnings were about 5% below last year’s quarter of about 20.2 million versus 21.1. There are a couple of reasons for that decrease and that decrease was expected. As we’ve talked about before over the last nine months, we’ve had a number of payors start paying us less for the same services. Those specifically are MediCal, Medicare and then there are a number of private payors for products like IVIG. In the March quarter of ‘05 we had our first reduced reimbursement from Medicare for hemophilia so that certainly impacted the quarter. So we announced earnings per share at about 40 cents for the March quarter in comparison to 43 cents in March of ‘04. But, included in our March of ‘05 numbers, we had about 1.4 million dollars of expenses related to the Medco acquisition. So if you take those expenses out we had about 42 cents versus 43 cents. So, the bottom line is, we worked a lot harder, took care of a lot of patients, and made slightly less money than we had the previous quarter.

Rod Starnes: Now gross margins in the quarter decreased from 20.5% to 16.3%. Can you give us the explanation for that decrease?

David Stevens: Yes, we’ve continued to see over the last nine months for the same reasons, reductions in reimbursement and those issues are not going to go away as part of that process. We simply are going to get paid less than we have historically and part of that is the competition in the market place and part of that is from the stand point of the issues we’ve talked about from reductions in reimbursement. What are the solutions? Well, we have to continue to figure out ways to be more productive. I don’t believe that’s in consideration of working harder. I think our employees are working as hard as they can. But we continue to work smarter, continue to get more production out of our Information Technology department, which we have really seen their improvements over the last 12 months and we think we will get a lot more improvement over the next 12 months. Then lastly we need to continue work on adding new services that have higher margins and you’ll see us, whether it be the creation of those, or the making of acquisitions to continue that work on building that fourth division of Accredo Health. So we are still working hard towards that endeavor.

Rod Starnes: What about the Aetna relationship? Give us an update on that and the negotiations.

David Stevens: Yes, we’ve been talking about the potential loss or the announced loss of our Aetna contract since last summer. As the employees know, last summer that Aetna decided to take a number of specialty pharmacy services in house. They did that through a joint venture with Priority Health Care. And as part of that process effective May first we lost a large number of patients to that new joint venture. We lost about 110 to 220 million dollars in revenues and obviously the related profits from that also. As we go forward we’ll obviously have to continue to work with Aetna. We are fortunate to have a number of products that they will also continue to buy from us and we are working through those final negotiations now but we expect to keep a number of key product lines. Seven or eight of those that we’ll be able to continue our relationship with Aetna.

Rod Starnes: On May second the company announced that it would be closing the Charlotte, North Carolina, facility. Can you give us some of the details as far as the reasons behind that decision?

David Stevens: It was very unfortunate in the outcome of that decision and I’m the one that made that decision. And as part of that process we had to make some tough decision relating to Aetna. We did tell our employees, the 53 employees we had in Charlotte, that we would be closing that facility and consolidating those services into Memphis. We are certainly encouraging those employees to consider employment with us elsewhere and are working with Medco also to help place them as part of that process. But this is an expense move that we felt like we needed to make to respond to the loss of revenues and profits from Aetna. So we’ve given them 60 day notice and will be working with the employees on an employee base and certainly would ask our other employees to work with them in that consideration over the next 60 days.

Rod Starnes: So, obviously Accredo has gone through some changes and they continue to change. How do you see the overall specialty pharmacy market place and where is Accredo’s position in that market place?

David Stevens: I think we’ve seen certainly over the last four or five years or certainly since we’ve been public since 1999 that this industry is changing rapidly and I don’t anticipate that that will change. There’s a number of different facets in the specialty pharmacy industry that are developing. It use to be primarily stand alone independent specialty pharmacy companies like Accredo Health. Now it’s becoming different types of competing forces. Certainly the three PBM’s, (Medco Caremark and Express) have very substantial resources invested into specialty pharmacy. We believe our long term relationship by being acquired by Medco is going to serve us well as part of that process. We see the retail pharmacies (like CVS and Walgreens) continue to add a lot of additional services and capabilities in the specialty pharmacy business. We see some home infusion players expanding their capabilities. We still believe very strongly though that our best solution and our best future is combining our forces with a very strong specialty pharmacy division of Medco and building this Accredo and Medco process and really being the premiere player in the specialty pharmacy industry. We certainly have benefited from our relationship in the past and we think we’ll benefit even more so in the future.

Rod Starnes: Accredo announced some positive cash flow developments in this quarter. Can you elaborate on those?

David Stevens: Yes, I certainly would like to highlight the continuing efforts from our reimbursement staff from all three divisions. In the March quarter we announced that we had driven our DSO (Days Sales Outstanding) down to 70 days. That’s down 12 days from 82 from the previous quarter of March of ‘04 and making a lot of progress in that regards. We had a little less than 35 million dollars in positive cash flow during the quarter and, as part of that process, we were able to pay down 25 million dollars in debt, prepayment, accelerated payment as part of that process. So cash flow continues to be very strong for us. Even after that 25 million dollars of prepayment on our debt, we still have almost 80 million dollars of cash on our balance sheet. So we continue to be very financially strong and very positive in that regard. So, thanks for those reimbursement employees for working so hard.

Rod Starnes: During the last addition of Connections we talked about Ventavis™. The new product launched by Accredo Therapeutics. How is that launch going?

David Stevens: Yes, I would really like to compliment our employees at Accredo Therapeutics. They have done great job in launching Vantavis, our new inhaled pulmonary hypertension product that’s coming from CoTherix. We’ve done a great job in identifying patient populations and working through the clinical aspects to set up these patients on service and our early returns on a referral standpoint are very positive. So hats off to those employees, you’ve done a great job in that regard.

Rod Starnes: And are there any other new drugs coming up for Accredo to launch?

David Stevens: Yes, I think the exciting thing continues for us to be the types of products we’re seeing in the market place. As we know our strategy really has not changed and won’t change as part of the Medco acquisition and that we’ll continue to turn down 75-85% of the products that we see. And, in the next 18 months, the pipeline for the biotech approval process looks very rich. We have an opportunity for a number of products over the next six through eighteen months that we are very excited about.

Rod Starnes: Let’s talk for a moment about Hemophilia Health Services. They were recently named one of Nashville’s best places to work. I know you must be proud of that.

David Stevens: Yes, it really is a tribute to our employees in Nashville. Maybe more in that they are the ones who nominated the company. And through the publication in Nashville they had asked the employees of that community to nominate their company and why. And as part of that process the employees at Hemophilia Health Services responded and ended up being rewarded and recognized for their efforts in the Nashville community. So hats off to them and certainly a reflection of the great work they do every day.

Rod Starnes: Alright, now let’s turn to some questions that’s come to us from the Connections mailbox. Regarding the passage of the Hart-Scott-Rodino deadline, an Accredo manager named Debbie wants to know if the merger date will be moved up.

David Stevens: I’m with Debbie. I wish we could move it as fast as possible and we certainly are trying to do that. We actually filed the Hart-Scott-Rodino pretty much in record time with the FTC (Federal Trade Commission) and got a very fast response from them as part of that process as it went through the 30 day process. We also very quickly filed our S-4 document with the SEC, or the Security Exchange Commission. We’re working through those issues with the SEC. Quiet frankly, we’re still pretty much on schedule and so we look forward to getting it closed this summer and as fast as we can that’s certainly what we we’ll attempt to do. As soon as we file, oh, I’m sorry, as soon as we get approval from the SEC, then what we will do is file our proxy to our shareholders and our Accredo Health shareholders have to approve this transaction. So we will be sending that out as soon as possible, but we’re still really on track for a summer approval.

Rod Starnes: The next question comes from Lisa, a patient representative in Memphis, and it is about stock sales. She says, “Medco has agreed to pay $43.33 a share in stock in cash but sometimes I notice that our stock is selling for above this price. How does the actual stock price affect this purchase when it occurs, would it be more prudent to sell now when the price is higher if all we will receive is $43.33 at the buyout.”

David Stevens: That’s a great question. Quiet frankly, the transaction because it is two public companies is a very difficult one to understand, a very complicated one as part of that process. The $43.33 price was set on the day of the announcement, the actual value that the Accredo shareholder will receive is really based on Medco’s final price a closing — their share price. So, while, I certainly cannot give her recommendations on what to do, the value that the Accredo shareholder receives could be more than the $43.33 — it could be much as much as $47.00, or clearly it could be less than $43.33 also. As part of that process, I suggest that they look at the S-4 we filed and maybe seek some investment advice from outside parties as to what’s best for their own personal situation.

Rod Starnes: And Leslie, a patient representative at Accredo Nova Factor, wants to know if Medco purchased Accredo’s good and services only. She says quote, “I know that Medco has several pharmacy call centers in different cities throughout the U.S. Will ANF remain in Memphis or will Medco take our goods and services to their specialty pharmacy located in Ohio or is Medco leaving ANF in Memphis?”

David Stevens: That’s a good question. A lot of answers to these types of questions haven’t been made yet, because the two parties aren’t legally put together yet. It’s very difficult to make those decisions. What I would tell you or remind you is what Medco’s publicly committed to and what they certainly committed to our employees when they visited us in Memphis back on February 23rd and that is that Accredo Health will continue to be run as a stand alone subsidiary. We’ll continue to run the three subsidiaries of Nova Factor, Hemophilia Health Services and Accredo Therapeutics and overall I expect quite frankly for Accredo’s divisions to continue to grow and I expect for Medco’s Specialty division to continue to grow. As to what we will consolidate in certain areas, those decisions haven’t been made but overall I expect for everything to continue to prosper and expand.

Rod Starnes: Several people have e-mailed the Connections mailbox to ask if stock options will continue to be offered to employees who have worked a continuous five years or more.

David Stevens: Again, what Medco has committed to us, is that our employees will continue to receive similar benefits that they have now. To the question that was raised, there will not be options in Accredo Health stock, since Accredo Health stock will no longer exist. It will all be owned by Medco. So we’ll have to explore whether we will have access to Medco Health options or are there other alternatives that we would look at as part of that process. Again, those decisions haven’t been made.

Rod Starnes: Well that’s all the questions we have today, David. We appreciate your candor and your time.

David Stevens: Thanks, Rod. We certainly appreciate all our employees’ continued hard work with the company. We hopefully will be able to answer some of these questions as soon as we get the Medco transaction closed. I know a number of you are concerned about those issues and they certainly are important to all of us. So as soon as we have additional information we certainly will share it with our employee staff.

Rod Starnes: Remember to keep sending your comments and your questions to us at the Connections e-mail address. Thanks very much for joining us and we’ll see you on the next edition of Connections.

In connection with the proposed transaction, on March 24, 2005, Medco Health Solutions, Inc. (“Medco”) filed a registration statement (File no.: 333-123571), including a preliminary proxy statement of Accredo Health, Incorporated (“Accredo”), with the Securities and Exchange Commission (the “SEC”). Accredo shareholders are urged to read the registration statement, including the preliminary proxy statement, and other materials (including the definitive proxy statement) when they are available because they contain important information. Investors may obtain free copies of the registration statement and proxy statement, as well as other filings containing information about Medco and Accredo, without charge, at the SEC’s Internet site (http://www.sec.gov). Accredo’s filings may be accessed and downloaded for free by clicking on Investor Relations at the Accredo web site (www.accredohealth.com) and Accredo’s filings and the registration statement filed by Medco may be obtained by directing a request to Accredo Health, Incorporated, Investor Relations, 1640 Century Center Parkway, Suite 101, Memphis, TN 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo shareholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, filed March 18, 2005, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement for its 2004 annual meeting of stockholders, filed October 15, 2004. Additional information regarding the interests of such potential participants are included in the registration and proxy statement referenced above and the other relevant documents filed with the SEC.